Exhibit 99.1

COMMTOUCH SOFTWARE LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
December 15, 2011

TO THE SHAREHOLDERS OF COMMTOUCH SOFTWARE LTD.:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Commtouch Software Ltd., a company formed under the laws of the State of Israel (the “Company”), will be held on Thursday, December 15, 2011 at 10:00 a.m. Pacific Time, at the offices of the Company’s subsidiary Commtouch Inc., located at 292 Gibraltar Drive, Suite 107, Sunnyvale, CA 94089 (the telephone number at that address is: (650) 864-2000), for the following purposes:

1.	to re-elect five continuing Directors to serve for the ensuing year or until their successors are elected;
2.	to ratify the appointment and compensation of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for 2011;
3.	to approve amendments to the Company's Amended and Restated Articles of Association to allow the Company to indemnify and insure directors in connection with administrative proceedings, pursuant to recent amendments to Israeli law;
4.	subject to shareholder approval of proposal 3 above, to amend the existing indemnification and exculpation agreements with each director accordingly;
5.	to approve an increase in allotment of Ordinary Shares available under the Company’s pool of options covering its options plans; and
6.	to review and discuss the Company’s consolidated financial statements for the fiscal year ended December 31, 2010.

Only shareholders who held Ordinary Shares of the Company at the close of business on Thursday, November 10, 2011 (the “Record Date”) are entitled to notice of and to vote at the meeting and any adjournments thereof.

The vote required to approve the resolutions to be presented is set forth on page 1 of the accompanying Proxy Statement.

All shareholders are cordially invited to attend the meeting in person. Any shareholder attending the meeting may vote in person even if such shareholder previously signed and returned a proxy.

FOR THE BOARD OF DIRECTORS

LIOR SAMUELSON
Chairman of the Board

Netanya, Israel
November 15, 2011

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES EITHER I) COMPLETE, DATE AND SIGN THE PROXY AND MAIL IT PROMPTLY IN THE ENCLOSED ENVELOPE OR II) IF SO ELECTED BY YOU THROUGH YOUR BROKER OR BANK, PLEASE COMPLETE THE INTERNET VOTING PROCESS AVAILABLE FOR THIS ANNUAL MEETING.

COMMTOUCH SOFTWARE LTD.

PROXY STATEMENT FOR
ANNUAL MEETING OF SHAREHOLDERS
December 15, 2011

The enclosed proxy is solicited on behalf of the Board of Directors (the “Board”) of Commtouch Software Ltd. (the “Company”) for use at the Company’s Annual Meeting of Shareholders (the “Annual Meeting”) to be held on Thursday, December 15, 2011 at 10:00 a.m. Pacific Time, or at any adjournment or postponement thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the offices of the Company’s subsidiary Commtouch Inc., located at 292 Gibraltar Drive, Suite 107, Sunnyvale, California 94089. The telephone number at that address is (650) 864-2000. The Company’s principal executive offices are located at 4A Hazoran Street, Poleg Industrial Park, Netanya 42504, Israel. The telephone number at that address is 011-972-9-863-6888.

These proxy solicitation materials were mailed on or about November 15, 2011 to all shareholders entitled to vote at the Annual Meeting.

INFORMATION CONCERNING SOLICITATION AND VOTING

Record Date and Shares Outstanding

Shareholders of record who hold the Company’s Ordinary Shares, NIS 0.15 nominal value per share (the “Shares”), at the close of business on November 10, 2011 (the “Record Date”) are entitled to notice of, and to vote at, the Annual Meeting. Also, shareholders who hold Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant listing of a securities depository, are entitled to notice of, and to vote at, the Annual Meeting.

At the Record Date, 23,896,332 Shares were issued, outstanding and entitled to vote at the Annual Meeting.

Revocability of Proxies

Any proxy submitted pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Secretary of the Company, at either of the addresses set forth herein, a written notice of revocation or a duly executed proxy bearing a later date, or by attending the Annual Meeting and voting in person. Attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy.

Quorum, Voting and Solicitation

Pursuant to the Company’s Amended and Restated Articles of Association, the presence, in person or by proxy, of at least two shareholders holding shares conferring in the aggregate at least one third (1/3) of the outstanding voting power of the Company is necessary to constitute a legal quorum at the Annual Meeting. If a quorum is not present within half an hour from the time scheduled for the Annual Meeting, the Annual Meeting will be adjourned to the same day in the next week (to the same time and place), or to a day, time and place as the Board may determine in a notice to the shareholders. If a quorum is not present within half an hour from the time scheduled for the adjourned Annual Meeting, any two shareholders who attend the adjourned Annual Meeting in person or by proxy will constitute a quorum. Each Share shall grant the right to one vote.

The affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting in person or by proxy and voting thereon is necessary to approve the proposals set forth in this Proxy Statement. In addition, the approval of proposal 4 requires that the majority include the affirmative vote of at least a majority of the votes cast by shareholders who do not have a personal interest in the matter or, alternatively, the total shareholdings of the votes cast against the proposal and not having a personal interest in the matter must not represent more than two percent of the Company’s outstanding Shares.

Under Israeli law, if a quorum is present in person or by proxy, broker non-votes and abstentions will have no effect on whether the requisite vote is obtained, as they do not constitute present and voting shares.

Solicitation of proxies may be made by Directors, Officers and other employees of the Company or its subsidiaries by personal interview, telephone, facsimile or other method. No additional compensation will be paid for any such services. Costs of solicitation, including preparation, assembly, printing and mailing of this proxy statement and any other information furnished to the shareholders, will be borne by the Company. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Shares.

Copies of the Notice of the Annual Meeting and this Proxy Statement are available on the Company’s website at www.commtouch.com, under the Investor Relations tab (click on the Investor relations documents link).

It is critical for a shareholder that holds Shares through a U.S. bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count.

PROPOSAL ONE

RE-ELECTION OF DIRECTORS

Background

In accordance with the Company’s Amended and Restated Articles of Association, the Company’s shareholders last fixed the maximum number of Directors at ten. The Company currently has eight Directors in office. These Directors include Yair Bar-Touv and Yair Shamir, who are the Company’s Outside Directors in accordance with Israel’s Companies Law (the “Companies Law”) and who were re-elected for a three-year term of office at last year’s annual meeting. The current term of Mr. Bar-Touv and Mr. Shamir will expire in March 2014. Shareholders are being asked to re-elect the five directors listed below. Amir Lev, the Company's President and Chief Technology Officer, has notified the Company that he decided not stand for reelection at the Annual Meeting. Thus, if all of the Company’s nominees are elected under this proposal 1, following the Annual Meeting there will be seven members of the Board in office, and Lior Samuelson will continue in his role as the Chairman of the Board.

In accordance with the Companies Law, each of the nominees has certified to the Company that he or she meets all the requirements of the Companies Law for election as a Director of a public company, possesses the necessary qualifications and has sufficient time in order to fulfill his or her duties as a Director of the Company, taking into account the Company's size and special needs.

Unless otherwise instructed, the proxy holders will vote the proxies received by them for the five nominees named below. In the event that any nominee is unable or declines to serve as a Director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board to fill the vacancy. The term of office of each such person elected as a Director will continue until the next annual general meeting of shareholders or until his or her successor has been elected and qualified. It is not expected that any nominee will be unable or will decline to serve as a Director.

The Company’s Nominating Committee recommended that the following five nominees be re-elected to the Board of Directors at the Annual Meeting, and the Board of Directors approved this recommendation.

The name and certain other information regarding each nominee for election is set forth below:

Name	Age	Position with Commtouch

Hila Karah(1)(3)(4)	42	Director
Aviv Raiz(1)(4)	53	Director
Lior Samuelson(4)	62	Director and Chairman of the Board
Lloyd E. Shefsky(2)(3)(4)(5)	70	Director
Todd Thomson(4)(5)	50	Director

There is no familial relationship between any of the Directors or Executive Officers of the Company.

(1)	Member of the Compensation Committee (in addition to Yair Bar-Touv)
(2)	Member of Audit Committee (in addition to Yair Bar-Touv and Yair Shamir)
(3)	Member of Nominating Committee (in addition to Yair Shamir)
(4)	Determined by the Audit Committee and the Board to be an independent director pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2)
(5)	Determined by the Audit Committee and the Board to be an independent director pursuant to Nasdaq Corporate Governance Listing Rule 5605(a)(2) and the Companies Law. Yair Bar-Touv and Yair Shamir are also independent directors of the Company.

Hila Karah has been a member of the Board since 2008. She has been the CIO of Eurotrust Ltd. since 2006. Ms. Karah has been a private and public equity investor in several high-tech, bio-tech and Internet companies since 2000. Prior to her joining Eurotrust, she served as a partner financial analyst at Perceptive Life Sciences Ltd., a New York-based hedge fund. Prior to her position at Perceptive, Ms. Karah was a research analyst at Oracle Partners Ltd., a health care-focused hedge fund based in Connecticut. Ms. Karah holds a BA in Molecular and Cell Biology from the University of California, Berkeley, and has studied at the UCB-UCSF JMP.

Aviv Raiz has been a member of the Board since 2005. He is the founder and President of Eurotrust Ltd. Mr. Raiz has been active in the foreign exchange markets for the past twenty years, and has been a private equity investor in several high-tech, bio-tech and Internet companies for the past ten years. He holds an M.B.A. from Tel Aviv University.

Lior Samuelson has been a member of the Board since August 2010 and the Chairman of the Board since December 2011. He is the founder and managing partner of Mercator Capital, a merchant bank specializing in advising and investing in the technology and telecom sectors. During his extensive career, Mr. Samuelson served as chairman, CEO and board member of several companies in technology, telecom, financial services and management consulting.  In 2008, he was the chairman of Deltathree (DDDC); from 1997 to 1999, he was the president and CEO of PricewaterhouseCoopers Securities. Prior to that, he was the president and CEO of The Barents Group, a merchant bank specializing in advising and investing in companies in emerging markets. He previously was a managing partner with KPMG and held a senior management position at Booz, Allen & Hamilton. Mr. Samuelson earned B.S. and M.S. degrees in Economics from Virginia Tech.

Lloyd E. Shefsky has been a member of the Board since 2003. He is a Clinical Professor of Entrepreneurship and Co-Director of the Center for Family Enterprises at the Kellogg School of Management and has taught in several countries. In 1970, he founded the Chicago law firm, Shefsky & Froelich Ltd., where he is Of Counsel since 1996. Since 1981 he has represented the Government of Israel throughout the Midwestern U.S. For nearly forty years he has represented hundreds of entrepreneurs and their companies, and during the past twenty-five years, such representation has included numerous Israeli companies with U.S. operations. Mr. Shefsky received his J.D. from the University of Chicago Law School, a B.S.C. from De Paul University (accounting), is a member of the Illinois and Florida Bars, and has a CPA certificate in Illinois.

Todd Thomson has been a member of the Board since November 2011. He is founder and CEO of Headwaters Capital, a proprietary investment business, and was formerly Chairman and CEO of Citigroup Global Wealth Management, comprised of Smith Barney, The Citigroup Private Bank, and Citigroup Investment Research. Mr. Thomson also served for five years as Citigroup CFO, where he led operations, strategy and all finance functions, and oversaw Citigroup Alternative investments, with approximately $15 Billion in hedge funds, private equity, and credit structures. Previously, Todd served as CEO of the Citigroup Private Bank from 1999 to 2000 and Senior Vice President of Acquisitions and Strategy from 1998 to 1999. He also served as Vice Chairman of Citibank, N.A. His prior experience includes EVP Acquisitions and Strategy for GE Capital; Partner, Barents Group; and Manager at Bain and Co. Mr. Thomson is a member of the Board of Directors of Cordia Bancorp and Bank of Virginia, the World Resources Institute, the Board of Trustees of Davidson College and Chair of the Wharton Leadership Center Advisory Board. He is a graduate of Davidson College and received his MBA, with distinction, from the Wharton School of the University of Pennsylvania.

Proposal

The shareholders are being asked to re-elect the five Director nominees listed above until the next annual general meeting of shareholders or until their successors are elected.

Vote Required

Election of Directors requires the affirmative vote of the holders of a majority of the outstanding Shares represented at the Annual Meeting, in person or by proxy, and voting on the election of Directors.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL TWO
RATIFICATION OF APPOINTMENT AND COMPENSATION OF

THE COMPANY’S INDEPENDENT PUBLIC ACCOUNTANTS

Background

The Audit Committee and Board have selected Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as its independent public accountants to audit the consolidated financial statements of the Company for the fiscal year 2011. Kost, Forer, Gabbay & Kasierer has been engaged as the Company’s independent public accountants since inception. A representative of Kost, Forer, Gabbay & Kasierer is expected to attend the Annual Meeting and may make a statement thereat. The representative will be available to respond to appropriate questions raised during the Annual Meeting.

Proposal

Shareholders are being asked to ratify the selection of Kost, Forer, Gabbay & Kasierer as the Company’s independent public accountants for the 2011 fiscal year and to authorize the Board to set the compensation of these auditors. Subject to the shareholders approving such authorization, the Board intends to further delegate the authority to set the compensation of the auditors to the Audit Committee of the Board. The Audit Committee will pre-approve all services to be performed by, and compensation to be paid to, the auditors as provided for in the U.S. Sarbanes-Oxley Act of 2002 and the rules thereunder.

It is proposed that the following resolution be adopted at the Annual Meeting:

“RESOLVED, that the appointment of Kost, Forer, Gabbay & Kasierer (a member firm of Ernst & Young Global) as the Company’s independent public accountants for the fiscal year ending December 31, 2011 is hereby ratified, and the Board (which may delegate such authority to the Audit Committee) is hereby authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services and as allowable under applicable law.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this proposal.

PROPOSAL THREE

APPROVAL OF AMENDMENTS TO THE COMPANY'S AMENDED

AND RESTATED ARTICLES OF ASSOCIATION

Background

The Company’s Amended and Restated Articles of Association allow for it to procure insurance for, indemnify and exculpate any office holder, subject to the provisions of the Companies Law.

The Company has entered or will enter into agreements with each of its directors to insure, indemnify and exculpate them against some types of claims, subject to dollar limits and other limitations (the “Indemnification Agreements”). The Audit Committee, Board of Directors and shareholders approved the form of these agreements in the past, and shareholders last approved amendments at the 2005 annual meeting of shareholders.

A recent amendment to the Israel Securities Law (the “Securities Law”), and a corresponding amendment to the Companies Law, authorizes the Israeli Securities Authority to impose administrative sanctions against companies like ours and their office holders for certain violations of the Securities Law or the Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000, plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Securities Law and to the Companies Law provide that only certain types of such liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such indemnification and insurance are authorized by a company's articles of association.

To enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law and thus facilitate the recruitment and retention of qualified individuals to serve as directors and executive officers, we believe it advisable to amend our Amended and Restated Articles of Association to authorize indemnification and insurance in connection with administrative proceedings, including without limitation, the specific amendments to the Securities Law and the Companies Law described above. Accordingly, we propose to amend Article 18 of the Company's Amended and Restated Articles of Association as set forth below.

Under the Companies Law, insurance, indemnification and exculpation of directors requires the approval of the audit committee, the board of directors and the shareholders.

Proposal

Shareholders are being asked to approve an amendment to the insurance, indemnification and exculpation provisions of the Company’s Amended and Restated Articles of Association as follows (substantive changes are marked: text that is proposed to be added is highlighted in boldface and underlined in the proposal below):

“RESOLVED, to amend and restate Article 18 of the Company’s Amended and Restated Articles of Association to read as follows:

‘18. Insurance, Indemnification and Exculpation
The Company may insure, indemnify and exculpate its Office Holders to the fullest extent permitted by law, from time to time. Without limiting the generality of the foregoing:
18.1 Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of its Office Holders, for actions or omissions done in their capacity as Office Holders, in whole or in part, against any of the following:
18.1.1. breach of the duty of care owed to the Company or a third party;
18.1.2. breach of the fiduciary duty owed to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to believe that his action would not harm the Company’s interests;
18.1.3. monetary liability imposed on the Office Holder in favor of a third party; and
18.1.4. reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968, as amended (the "Securities Law"), and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.
18.2. Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or provide a prior undertaking to indemnify an Office Holder, where such prior undertaking is limited to categories of events that the Board believes are foreseeable in light of the Company’s activities on the date of grant of the undertaking to indemnify, and to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances (and such undertaking includes the categories of events that the Board believes are foreseeable in light of the Company’s activities on the date of grant of the undertaking to indemnify and to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances), for any of the following events:
18.2.1. monetary liability imposed on an Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court, for an act that such Office Holder performed by virtue of his being an Office Holder of the Company;
18.2.2. reasonable legal costs, including attorney’s fees, expended by an Office Holder as a result of i) an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the Office Holder and either (A) no financial liability was imposed on the Office Holder in lieu of criminal proceedings, or (B) financial liability was imposed on the Office Holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent; and ii) in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; and

18.2.3. reasonable costs of litigation, including attorney’s fees, expended by an Office Holder or for which an Office Holder has been charged by a court, in an action brought against the Office Holder by or on behalf of the Company or a third party, or in a criminal action in which an Office Holder was found innocent, or in a criminal offense in which an Office Holder was convicted and in which a proof of criminal intent is not required.
18.3. Subject to the provisions of the Companies Law, the Company may exculpate an Office Holder in advance from liability, or any part of liability, for damages sustained by a breach of duty of care to the Company.’ ”

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL FOUR

APPROVAL OF AMENDMENT TO EXISTING INDEMNIFICATION

AND EXCULPATION AGREEMENTS

Background

The Company’s Audit Committee and Board have resolved, subject to approval of proposal three above, to make conforming amendments to the existing Indemnification and Exculpation Agreements with the Company’s directors. In particular, the Indemnification and Exculpation Agreements will be amended to allow the Company to provide indemnification and insurance in connection with certain administrative enforcement proceedings and/or financial sanctions. Under the Companies Law, insurance, indemnification and exculpation of directors requires shareholders ratification following audit committee and board of director approval.

Under the Companies Law, a prior undertaking to indemnify regarding monetary liability imposed in favor of a third party in a judgment requires the board of directors to make a finding that the undertaking is limited to categories of events that the board believes are foreseeable in light of the Company’s activities on the date of grant of the undertaking to indemnify and to an amount or in accordance with guidelines determined by the board to be reasonable in the circumstances. The Audit Committee and the Board have reviewed the existing limits contained in the Indemnification Agreements and found them to be consistent with these Companies Law limitations.

Proposal

Shareholders are being asked to approve amendments to the Indemnification and Exculpation Agreements with each of the Company’s directors to conform them to the Amended and Restated Articles of Association. If the proposed amendments to the Amended and Restated Articles of Association or the proposed amendments to the Indemnification and Exculpation Agreements are not approved, the existing Indemnification and Exculpation Agreements (which have been previously approved by shareholders) will continue to be in effect.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, that the Indemnification and Exculpation Agreements with each of Commtouch’s directors be amended to reflect the Amended and Restated Articles of Association, as further amended by proposal three above.”

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon. In addition, the approval requires that the majority include the affirmative vote of at least a majority of the votes cast by shareholders who do not have a personal interest in the matter or, alternatively, the total shareholdings of the votes cast against the proposal and not having a personal interest in the matter must not represent more than two percent of the Company’s outstanding Shares.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

PROPOSAL FIVE
APPROVAL OF INCREASE IN ALLOTMENT OF SHARES AVAILABLE UNDER THE POOL OF
OPTIONS COVERING THE COMPANY’S OPTIONS PLANS

Background

Option grants continue to be an integral part of the compensation terms offered to employees, both in terms of retention of current employees and enticing prospective employees to join the Company. Likewise, option grants constitute a major portion of the compensation earned by non-employee Directors.

All of the Company’s stock option plans are covered under one pool of options which, as of the date of this Proxy, has available for issuance approximately 1.5 million options exercisable into a like number of Shares. According to the Company’s estimates for the upcoming years, there may be a need for additional options to be available for grant. The pool of options was last increased at the annual meeting of shareholders held on December 15, 2010, at which shareholders approved an increase of 1,500,000 options.

NASDAQ Listing Rule 5635(c) requires shareholder approval if a stock option plan or other equity compensation arrangement is made or materially amended pursuant to which stock may be acquired by officers, directors, employees or consultants. The Company’s Compensation Committee and Board have approved the proposed increase of 1,500,000 Shares to the pool of options available for issuance.

Proposal

Shareholders are being asked to approve an increase in the number of Shares allotted to the pool of options by 1,500,000 Shares.

It is proposed that the following resolution be adopted by shareholders:

“RESOLVED, that an increase in the number of Shares allotted to the pool of options by 1,500,000 Shares, is hereby approved.”

Vote Required

The proposal requires the affirmative vote of the holders of a majority of the outstanding Shares of the Company represented at the Annual Meeting, in person or by proxy, and voting thereon.

Board Recommendation

The Board recommends that the shareholders vote “FOR” the adoption of this resolution.

REVIEW AND DISCUSSION OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2010

In accordance with Section 60(b) of the Companies Law, shareholders are invited to discuss the audited Consolidated Financial Statements of the Company for the year ended December 31, 2010. The Annual Report on Form 20-F of the Company for the year ended December 31, 2010, including the audited Consolidated Financial Statements of the Company, is available on the Company’s website, at www.commtouch.com.

Other Matters

The Company knows of no other matters to be submitted at the upcoming Annual Meeting.

Dated: November 15, 2011